Exhibit 5.1

[AKERMAN SENTERFITT LETTERHEAD]

Fort Lauderdale Jacksonville Los Angeles Madison Miami New York Orlando Tallahassee Tampa Tysons Corner Washington, DC West Palm Beach	One Southeast Third Avenue SunTrust International Center 28th Floor Miami, Florida 33131-1714 www.akerman.com 305 374 5600 tel 305 374 5095 fax

May 22, 2007

Access Worldwide Communications, Inc.

1820 North Fort Myer Drive, 3rd Floor

Arlington, VA 22209

Ladies and Gentlemen:

We have acted as counsel for Access Worldwide Communications, Inc., a Delaware corporation (the "Company"), in connection with the preparation of the Registration Statement on Form S-3 (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended (the "Act"), on May 22, 2007, relating to the offering of 21,394,337 shares (the "Shares") of the Company’s Common Stock, $0.01 par value (the "Common Stock"), consisting of (1) 6,702,846 shares (the "Currently Outstanding Shares") issued and outstanding as the result of (i) 175,000 and 49,147 shares that were issued to some of the selling shareholders as an employee bonus on June 20, 2005 and May 26, 2006, respectively, (ii) 121,199 shares that were issued to some of the selling shareholders as members of the Board of Directors as Board Fees, (iii) 4,460,000 shares that were issued to selling shareholders as a result of conversion of their 5% Convertible Promissory Notes, (iv) 1,000,000 shares issued as a result of private placement for common stock completed March 4, 2005, (v) 897,500 shares that were issued to selling shareholders as a result of exercising warrants; (2) 8,135,000 shares (the "Conversion Shares") that may be issued upon the conversion of 5% Convertible Promissory Notes held by some of the selling shareholders, (3) 6,437,500 shares (the "Warrant Shares") that may be issued upon the exercise of warrants held by some of the selling shareholders; and (4) 118,991 shares (the "Director Shares") that will be issued as a result of fees earned by members of the Board of Directors as Board Fees. This opinion is being furnished pursuant to Item 601(b)(5) of Regulation S-K under the Act.

In connection with our representation of the Company, we have examined, considered and relied copies of such documents and instruments that we have deemed necessary for the expression of the opinion contained herein. In making the foregoing examinations we have assumed, without investigation, the genuineness of all signatures, the conformity to authentic original documents of all documents submitted to us as copies, and the veracity of such documents.

Access Worldwide Communications, Inc.

May 22, 2007

Based upon the foregoing examination, we are of the opinion that (1) the Currently Outstanding Shares are, (2) the Conversion Shares, when issued in accordance with the terms of the 5% Convertible Promissory Notes, will be, (3) the Warrant Shares, when issued in accordance with the terms of the Warrants, will be, and (4) the Director Shares, when issued, will be validly issued, fully paid and non-assessable shares of Common Stock of the Company.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our name under the caption "Legal Matters" in the prospectus comprising a part of the Registration Statement. In giving such consent, we do not thereby admit that we are included within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations promulgated thereunder.

Sincerely,

/s/Akerman Senterfitt